Xaviar Gray <xaviar@techflowventures.com>

Tech & Flow - Friends & Family Round

1 message

Xaviar Gray <xaviar@techflowventures.com> Mon, Nov 7, 2022 at 2:44 PM
To: otsampson@gmail.com

Oteman,

Per our discussion I launched a company in April of 2021. Since we began we have achieved more than 6 figures in revenue. We have 40 current subscribers. We have an excellent team that is ready to scale. I'd like you to join our team by making an investment in our Friends & Family round. You will find all the information on our company and this funding round by visiting this site.

Should you have additional questions after reviewing let's chat.

Legal Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thanks,

–

Xaviar A. Gray
Founder/Financial Coach

xaviar@techflowventures.com
+1 727-488-3629
www.techflowventures.com

Xaviar Gray <xaviar@techflowventures.com>

Adventures of Xaviar

2 messages

Xaviar Gray <xaviar@techflowventures.com> Wed, Nov 9, 2022 at 2:40 PM
To: robert.sharpstein@nm.com

Rob,

It was good catching up with you. Per our discussion, a lot has changed for me since leaving NM. Notably having a little one. I've attached some photos that are bound to make you smile.

Also, we launched a company called Tech & Flow Ventures. Our goal is to help bridge the wealth gap by creating technology & financial education that empowers the user to reach their first $250K of Liquid Net Worth. Since we began (09/2021) we have achieved more than 6 figures in revenue. We have 40 current subscribers. We have an excellent team that is ready to scale. I'd like you to join our team by making an investment in our Friends & Family round. You will find all the information on our company and this funding round by visiting this site.

Should you have questions let me know. Nothing is off limits within our data room.

Thanks,

--

Xaviar A. Gray
Founder/Financial Coach



xaviar@techflowventures.com
+1 727-488-3629
www.techflowventures.com

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Xaviar Gray <xaviar@techflowventures.com> Wed, Nov 9, 2022 at 3:12 PM
To: "Rob.Sharpstein@gmail.com" <Rob.Sharpstein@gmail.com>

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